Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2008

This Management’s Discussion and Analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. The Company’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 13 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 24, 2009.

HIGHLIGHTS

  Net earnings of $17.3 million ($0.07 per share) from the sale of 11.1 million ounces of silver (after recording a $65.1 million ($0.28 per share), non-cash write-down of long-term investments), compared to $91.9 million ($0.41 per share) from the sale of 13.1 million ounces of silver in 2007.

  Operating cash flows of $111.1 million (2007 - $119.3 million).

  On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton on a bought deal basis, at a price of Cdn$14.50 per common share, for aggregate gross cash proceeds to Goldcorp of Cdn$1.6 billion.

  On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona, USA, for the life of mine. Silver Wheaton made an upfront cash payment of $42 million, with a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price being due for silver delivered under the agreement.

  On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”) to acquire 75% of the silver produced from Farallon’s Campo Morado property in Mexico, for the life of mine. Silver Wheaton made total upfront cash payments of $80 million, with a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price being due for silver delivered under the agreement.

  On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”) to acquire 50% of the silver produced from Aurcana’s La Negra mine in Mexico, for the life of mine. Silver Wheaton made an upfront cash payment of $25 million, with a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price being due for silver delivered under the agreement.

  On June 24, 2008, the Company announced that it had entered into an amending agreement with existing lenders to increase the revolving bank debt available by $100 million to $400 million.

  On September 15, 2008, an early exercise of the Company’s share purchase and series “A” publicly traded warrants was successfully completed. The Company received gross cash proceeds of approximately Cdn$120 million ($113 million) which were used to pay down outstanding bank debt.

  On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine. Silver Wheaton will make total upfront cash payments of $50 million, of which $15 million had been paid by December 31, 2008, with a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price being due for silver delivered under the agreement.

  On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility, and are available to fund future acquisitions of silver interests.

  On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. The total value of the transaction is estimated to be approximately Cdn$190 million on a fully diluted basis. The transaction is subject to not less than 66 2/3% of the outstanding share s of Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents. The transaction is expected to close by the end of May 2009.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is the largest silver streaming company in the world.

The Company has entered into nine long-term silver purchase agreements with Goldcorp (Luismin mines and Peñasquito mine in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru), Hellas Gold (Stratoni mine in Greece), Mercator (Mineral Park mine in Arizona, USA), Farallon (Campo Morado mine in Mexico), Aurcana (La Negra mine in Mexico), and Alexco (Keno Hill property in Canada) whereby Silver Wheaton acquires silver production from the counterparties at a price of $3.90 per ounce, subject to inflationary adjustments. As a result, the primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

The Company estimates, based upon its current agreements, to have annual silver sales of 15 to 17 million ounces in 2009, increasing to approximately 30 million ounces by 2013. These estimates do not include any silver sales attributable to the acquisition of Silverstone.

SUMMARIZED FINANCIAL RESULTS

	Years Ended December 31
	2008	2007	2006
Silver sales ($000's)	$166,719	$175,434	$158,541
Ounces (000’s)	11,137	13,068	13,531
Average realized silver price ($'s per ounce)	$14.97	$13.42	$11.72
Total cash cost ($'s per ounce)[1]	$3.94	$3.91	$3.90

Net earnings ($000's)	$17,252	$91,862	$85,220

Earnings per share
Basic	$0.07	$0.41	$0.40
Diluted	$0.07	$0.37	$0.37

Cash flow from operations ($000's)	$111,142	$119,261	$104,722

Total assets ($000's)	$1,270,646	$1,208,474	$662,893

Total liabilities ($000’s)	$382,621	$426,243	$21,354

Shareholders' equity ($000's)	$888,025	$782,231	$641,539

1) Refer to discussion on non-GAAP measures

QUARTERLY FINANCIAL RESULTS

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver sales ($000's)	$28,725	$39,371	$49,675	$48,948	$50,240	$39,598	$41,464	$44,132
Ounces (000’s)	2,738	2,716	2,864	2,819	3,543	3,129	3,053	3,343
Average realized silver price ($'s per ounce)	$10.49	$14.50	$17.35	$17.36	$14.18	$12.66	$13.58	$13.20
Total cash cost ($'s per ounce)[1]	$3.97	$3.93	$3.93	$3.94	$3.93	$3.90	$3.90	$3.90
Net (loss) earnings ($000's)	$(54,193)	$20,241	$23,276	$27,928	$24,886	$19,184	$22,855	$24,937
Earnings per share
Basic	$(0.22)	$0.09	$0.10	$0.13	$0.11	$0.09	$0.10	$0.11
Diluted	$(0.22)	$0.08	$0.09	$0.11	$0.10	$0.08	$0.09	$0.10
Cash flow from operations ($000’s)	$15,446	$26,725	$35,887	$33,084	$34,414	$27,102	$27,846	$29,899
Total assets ($000's )	$1,270,646	$1,284,312	$1,320,450	$1,205,704	$1,208,474	$1,200,304	$748,696	$700,893
Total liabilities ($000’s )	$382,621	$385,977	$513,757	$391,475	$426,243	$440,514	$4,048	$2,787
Shareholders' equity ($000's)	$888,025	$898,335	$806,693	$814,229	$782,231	$759,790	$744,648	$698,106
1) Refer to discussion on non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. Shareholders’ equity increased during the year ended December 31, 2008 as a result of net earnings and cash inflows from the early exercise of warrants, partially offset by the effect of a decline in the market value of long-term investments. In total, the market value of long-term investments declined by $99 million during 2008 (net of future tax benefits totaling $3 million), with $65 million being reflected in the statement of operations and $34 million (net of future tax benefits totaling $3 million) being reflected in the statement of comprehensive (loss) income for the year.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company currently has seven business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Stratoni, Peñasquito and Other mines (which currently consists of silver produced by La Negra), and corporate operations. The acquisition of silver from the Peñasquito and La Negra mines commenced effective July 2008.

	Three Months Ended December 31, 2008
			Average
			realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales	Ounces	($'s per	($'s per	(loss)	operations
	($000's)	(000's)	ounce)	ounce) [1]	($000's)	($000's)

Luism in	$13,265	1,312	$10.11	$4.02	$7,442	$7,989
Zinkgruvan	2,953	303	9.75	3.96	1,277	1,524
Yauliyacu	6,288	602	10.45	3.90	1,848	3,940
Stratoni	3,550	262	13.55	3.90	1,562	2,267
Peñasquito	1,960	190	10.32	3.90	760	1,220
Other [2]	709	69	10.28	3.90	(71)	160
Corporate					(67,011)	(1,654)
	$28,725	2,738	$10.49	$3.97	($54,193)	$15,446
1) Refer to discussion on non-GAAP measures
2) Includes La Negra

	Three Months Ended December 31, 2007
			Average
			realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales	Ounces	($ 's per	($ 's per	(loss)	operations
	($000's)	(000's)	ounce)	ounce) [1]	($000's)	($000's)

Luism in	$23,787	1,682	$14.14	$3.95	$16,486	$17,147
Zinkgruvan	7,721	540	14.30	3.92	4,725	5,290
Yauliyacu	13,082	919	14.24	3.90	6,150	9,499
Stratoni	5,650	402	14.05	3.90	2,478	3,999
Corporate					(4,953)	(1,521)
	$50,240	3,543	$14.18	$3.93	$24,886	$34,414
1) Refer to discussion on non-GA A P measures

For the three months ended December 31, 2008, net earnings decreased by $79 million relative to 2007. This was primarily a result of (i) a $64 million non-cash write-down of the Company’s long-term investments; (ii) a 23% decrease in sales volumes, of which 10% was a result of silver that was produced during the quarter, but for which shipment was delayed until after year end and (iii) a 26% decrease in the average realized selling price for silver.

	Year Ended December 31, 2008
			Average
			realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales	Ounces	($'s per	($'s per	(loss)	operations
	($000's)	(000's)	ounce)	ounce) [1]	($000's)	($000's)

Luism in	$81,293	5,434	$14.96	$3.97	$57,464	$59,735
Zinkgruvan	23,476	1,563	15.02	3.96	14,840	17,773
Yauliyacu	42,634	2,777	15.35	3.90	22,159	31,806
Stratoni	14,418	947	15.22	3.90	7,233	10,345
Peñasquito	3,411	288	11.84	3.90	1,591	2,287
Other [2]	1,487	128	11.62	3.90	51	988
Corporate					(86,086)	(11,792)
	$166,719	11,137	$14.97	$3.94	$17,252	$111,142
1) Refer to discussion on non-GAAP measures
2) Includes La Negra

	Year Ended December 31, 2007
			Average
			realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales	Ounces	($ 's per	($ 's per	(loss)	operations
	($000's)	(000's)	ounce)	ounce) [1]	($000's)	($000's)

Luism in	$92,284	6,913	$13.35	$3.91	$62,532	$65,782
Zinkgruvan	25,315	1,845	13.72	3.90	15,109	17,991
Yauliyacu	46,055	3,442	13.38	3.90	20,088	32,632
Stratoni	11,780	868	13.57	3.90	4,941	8,337
Corporate					(10,808)	(5,481)
	$175,434	13,068	$13.42	$3.91	$91,862	$119,261
1) Refer to discussion on non-GA A P measures
	Year Ended December 31, 2006
			Average
			realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales	Ounces	($ 's per	($ 's per	(loss)	operations
	($000's)	(000's)	ounce)	ounce) [1]	($000's)	($000's)

Luism in	$103,850	8,978	$11.57	$3.90	$65,691	$68,293
Zinkgruvan	18,903	1,686	11.21	3.90	9,506	13,152
Yauliyacu	35,788	2,867	12.48	3.90	14,034	24,607
Corporate					(4,011)	(1,330)
	$158,541	13,531	$11.72	$3.90	$85,220	$104,722
1) Refer to discussion on non-GA A P measures

For the year ended December 31, 2008, net earnings decreased by $75 million relative to 2007, driven primarily by a $65 million non-cash write-down of the Company’s long-term investments. In addition, General and Administrative costs increased in 2008, due primarily to reduced reliance on Goldcorp administratively. Earnings from operations were marginally higher in 2008 relative to 2007, with the effect of a 12% increase in the average realized selling price of silver being largely offset by a 15% reduction in total ounces sold.

Over the past two years, the number of silver ounces sold under each agreement was as follows:

	2008				2007
(Ounces 000’s)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Luismin	1,312	1,198	1,246	1,679	1,682	1,900	1,394	1,937
Zinkgruvan	303	418	524	318	540	247	539	519
Yauliyacu	602	691	750	734	919	792	844	887
Stratoni[1]	262	253	344	88	402	190	276	-
Peñasquito[1]	190	98	-	-	-	-	-	-
Other[1,2]	69	58	-	-	-	-	-	-
Total	2,738	2,716	2,864	2,819	3,543	3,129	3,053	3,343
1) The acquisition of silver from the Stratoni mine began in June, 2007 and from the Peñasquito and La Negra mines in July, 2008.
2) Includes La Negra

During the fourth quarter of 2008, 3,074,000 ounces of silver was produced and attributable to Silver Wheaton, in line with previous guidance. The number of silver ounces sold during the quarter was approximately 336,000 lower, as a result of the timing of shipments from Zinkgruvan and Stratoni.

SILVER INTERESTS

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine.

As at December 31, 2008, the Luismin mines had proven and probable reserves of 70.2 million ounces of silver, measured and indicated resources of 1.2 million ounces of silver and inferred resources of 167.1 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the year ended December 31, 2008, silver sales revenue decreased by 12%, relative to the prior year. This decrease in revenue was attributable to a 21% decrease in sales volumes, partially offset by a 12% increase in the average realized selling price of silver. The lower sales volumes were primarily the result of current mining operations at the San Dimas mine being carried out in lower grade areas of the ore bodies. Development into higher grade zones is underway and an improvement in grade is expected in the future. This variability in ore grade mined is typical for narrow, high-grade, vein systems and it is expected that, over the life of mine, the average ore grade mined will approximate the reserve grade. Despite lower than forecast metal production in 2008, San Dimas continues to be a low cost producer of gold and silver. The Company’s cash flows and net earnings under the Luismin silver agreement for the year ended December 31, 2008 were $59.7 million (2007 - $65.8 million) and $57.5 million (2007 -$62.5 million), respectively.

The potential exists to significantly increase future silver production at the San Dimas mine as the mill has the capacity to increase throughput by more than 50% over 2008 levels.

The Company expects 2009 silver production from the Luismin operations to approximate 5.7 to 6.2 million ounces.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement to acquire 100% of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden for the life of mine.

As at December 31, 2008, Zinkgruvan had proven and probable silver reserves of 37.8 million ounces, measured and indicated silver resources of 13.6 million ounces and inferred silver resources of 9.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the year ended December 31, 2008, silver sales revenue decreased by 7% relative to the prior year, reflecting a 15% reduction in sales volumes, partially offset by a 9% increase in the average realized silver price. The number of silver ounces sold in the fourth quarter of 2008 was approximately 146,000 ounces lower than expectations as a result of the timing of shipments. The Company’s cash flows and net earnings under the Zinkgruvan silver agreement for the year ended December 31, 2008 were $17.8 million (2007 - $18.0 million) and $14.8 million (2007 - $15.1 million), respectively.

Ramp access to the underground workings from surface was recently completed, freeing up shaft capacity for ore and waste handling. In addition, Zinkgruvan is planning on bringing a copper circuit on-stream in 2010, which is expected to further improve silver production levels.

The Company expects 2009 silver production to approximate 1.8 to 2.1 million ounces.

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existi ng agreement, subject primarily to an adjustment related to silver price expectations at the time.

As at December 31, 2008, Yauliyacu had proven and probable silver reserves of 10.7 million ounces, measured and indicated silver resources of 50.6 million ounces and inferred silver resources of 76.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the year ended December 31, 2008, silver sales revenue decreased by 7% compared with the previous year, reflecting a 19% decrease in sales volumes, partially offset by a 15% increase in the average realized silver price. The lower sales volumes during 2008 were due to mining operations being carried out in lower grade areas of the orebody, in order to take advantage of historically high base metal prices. With the recent decline in base metal prices, the mine is expected to transition back into higher grade zones later in 2009. In addition, Glencore is currently refurbishing some of the internal mine infrastructure within the Yauliyacu mine, and mine production is expected to increase once the refurbishment is completed. The Company’s cash flows and net earnings under the Yauliyacu silver agreement for the year ended December 31, 2008 were $31.8 million (2007 - $32.6 million) and $22.2 million (2007 - $20.1 million ) , respectively.

The Company expects 2009 silver production to approximate 2.9 to 3.5 million ounces.

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”), to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine.

As at December 31, 2008, Stratoni had proven and probable silver reserves of 13.7 million ounces and inferred silver resources of 4.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the year ended December 31, 2008, silver sales revenue increased by 22% relative to the prior year, reflecting a 9% increase in sales volume and a 12% increase in the average realized silver price. Silver ounces sold in the fourth quarter of 2008 were approximately 190,000 ounces lower than expectations as a result of silver that was produced, but for which shipment was delayed until after year end. The Company’s cash flows and net earnings under the Stratoni silver agreement for the year ended December 31, 2008 were $10.3 million (2007 – $8.3 million) and $7.2 million (2007 - $4.9 million), respectively.

Ore production rates at Stratoni have steadily increased from an average of 885 tonnes per day in 2007 to 1,100 tonnes per day in 2008. By year end the mine was operating at over 1,200 tonnes per day and it is expected that this mining level will be maintained throughout 2009.

The Company expects 2009 silver production to approximate 1.6 to 1.7 million ounces.

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

As at December 31, 2008, the Company's portion (25%) of the Peñasquito proven and probable silver reserves is 261.4 million ounces, measured and indicated silver resources is 92.4 million ounces and inferred silver resources is 98.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Silver Wheaton has determined that the heap leach component of the Peñasquito mining operations achieved commercial production as at July 1, 2008 based upon the commencement of silver deliveries under the contract and, as such, has reflected the related silver purchases and sales in the income statement commencing the third quarter of 2008. It is anticipated that the milling operation will achieve commercial production during the second half of 2009. Until that time, the bank interest relating to the investment in the Peñasquito mining operations will continue to be capitalized.

Silver Wheaton received 288,000 ounces of silver under the Peñasquito agreement in 2008. The Company’s cash flows and net earnings under the Peñasquito agreement for the year ended December 31, 2008 were $2.3 million and $1.6 million, respectively.

The Company expects 2009 silver deliveries from Peñasquito to approximate 1.4 to 1.7 million ounces with annual production attributable to Silver Wheaton expected to average approximately 7.8 million ounces of silver over the estimated 19 year mine life.

OTHER

Other silver interests consist of the Mineral Park mine in the United States owned by Mercator Minerals Ltd., the Campo Morado project in Mexico owned by Farallon Resources Ltd., the La Negra mine in Mexico 80%-owned by Aurcana Corporation and the Keno Hill project in the Yukon Territory, Canada owned by Alexco Resources Corp.

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”), to acquire 100% of the silver produced from Mercator’s Mineral Park mine in Arizona, USA for the life of mine. Silver Wheaton made an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement. Mercator has provided a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date. In addition to an SX/EW copper leach operation, the Mineral Park mine consists of a milling operation that produces copper-silver and molybdenum concentrates.

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado mine in Mexico for the life of mine. Silver Wheaton made total upfront cash payments of $80 million and, in addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement. Campo Morado is an underground, high-grade polymetallic mine with a mill throughput capacity of 1,500 tonnes per day.

On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”), to acquire 50% of the silver produced from Aurcana’s La Negra mine in Mexico for the life of mine. Silver Wheaton made an upfront cash payment of $25 million and, in addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement. As part of this agreement, Aurcana has also agreed to provide Silver Wheaton with a right to purchase silver produced from any future assets it may acquire, including its recently acquired advanced stage Shafter silver development project located in Texas, USA. The La Negra mine is a 1,000 tonne per day polymetallic mine originally discovered, developed and operated for thirty years by Peñoles S.A. de C.V.

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine. Silver Wheaton will make total upfront cash payments of $50 million payable in installments, of which $15 million has been paid to date. The remaining $35 million upfront payment due under the silver purchase agreement will be made to fund mill construction and mine development costs on a drawdown basis, upon the satisfaction of certain additional requirements, including the receipt of operating permits. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement. Keno Hill is historically one of the highest-grade and most prolific silver producing districts in the wo rld and Alexco is currently advancing the high grade silver-lead-zinc Bellekeno mine to production.

The Company expects 2009 silver deliveries from these four operations to approximate 1.6 to 1.8 million ounces.

CORPORATE

	Years Ended December 31
(in thousands)	2008	2007	2006

General and administrative [1]	$16,448	$9,700	$5,700
Project evaluation	866	360	211
Interest expense	116	-	-
Interest income	(320)	(1,508)	(3,221)
Debt issue costs	601	-	717
Loss on mark-to-market of long-term investments held	65,066	1,839	-
Other	396	395	604
Future income tax expense	2,913	22	-
Corporate net loss	$86,086	$10,808	$4,011
1) Stock based compensation (a non-cash item) included in General and administrative	$5,530	$2,735	$1,768

General and administrative expenses totaled $16.4 million during 2008, compared with $9.7 million during 2007. Of this $6.7 million increase, stock based compensation expense, a non-cash item, accounted for $2.8 million, with the remaining increase being primarily attributable to reduced reliance on Goldcorp administratively. In addition, the general and administrative expenses during 2008 include non-recurring expenses of $1.1 million.

The Company incurred interest costs of $20.3 million during 2008, of which $20.2 million was capitalized in relation to the acquisitions of Peñasquito, Mineral Park, Campo Morado, La Negra and Keno Hill. In 2007, the Company incurred interest costs of $13.3 million which was capitalized to the cost of the Peñasquito contract.

Interest income during 2008 of $0.3 million (2007 - $1.5 million) was the result of interest earned on cash balances held in short-term money market instruments. In addition to reduced interest rates, the average cash balance held by the Company was lower during the current year, as the Company generally applies surplus cash balances to pay down the outstanding debt.

The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. The equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are either (i) realized or (ii) an other-than-temporary impairment is determined to have occurred. Given the uncertainty that currently exists with respect to the global economy, management has concluded that these available-for-sale investments are other-than-temporarily impaired as at December 31, 2008. As a result, the carrying value of these investments has been written down to their fair values as of such date, resulting in a $64.0 million lo ss being recorded in net earnings.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur. The loss recorded in 2008 from the mark-to-market of the warrants held was $1.1 million compared with $1.7 million during 2007.

For the year ended December 31, 2008, the Company has recorded a future income tax expense of $2.9 million (2007 - $0.02 million) with a non-cash benefit in the same amount being reflected in the statement of comprehensive income. The Company’s future income tax expense or recovery in a given quarter is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of the decrease in value of the long-term investments during the year, a future income tax benefit was recorded in other comprehensive income which was fully offset by an increase in the valuation allowance. For the year ended December 31, 2008, the reversal of unrealized gains from prior periods resulted in a reduction of future income tax liabilities and the recording of a future income tax benefit in the statement of comprehensive income for the period. This reduction in future income tax liab ilities resulted in the Company increasing the valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense for the period.

NON-GAAP MEASURES - TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2008, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.94 per ounce of silver (2007 – $3.91 per ounce).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, the Company had cash and cash equivalents of $7.1 million (December 31, 2007 – $10.0 million) and a working capital deficiency of $24.7 million (December 31, 2007 – $23.2 million). Included in the working capital deficiency at December 31, 2008 is the current portion of long-term bank debt of $28.6 million (December 31, 2007 - $28.6 million). Generally, the Company applies surplus cash to pay down amounts outstanding under the revolving bank debt facility, which is recorded as a long-term liability.

During the year, the Company generated operating cash flows of $111.1 million compared with $119.3 million during 2007.

During the year, the Company had net cash outflows from debt financing activities of $42.1 million. Additional borrowings under the revolving bank facilities amounted to $198.5 million to fund the upfront payments required for the transactions with Farallon, Mercator, Aurcana and Alexco. In addition, the Company repaid $28.6 million and $212.0 million of the balances outstanding on the Term Loan and Revolving Loan, respectively. A significant portion of the cash used to pay down long-term debt resulted from the Company early calling two series of warrants, as described in the share capital section of this MD&A, for gross proceeds of approximately $113 million.

During the year, the Company had net cash outflows relating to investing activities of $188.9 million including $42.0 million relating to Mineral Park, $80.0 million relating to Campo Morado, $25.0 million relating to La Negra, $15.0 million relating to Keno Hill, $3.9 million of additional equity investments in Bear Creek and $20.2 million of capitalized interest.

In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

BANK DEBT

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). In addition, Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase, if any, in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 24, 2008 the Company announced that it had entered into an amending agreement to increase the revolving bank debt available by $100 million to $400 million. The Company paid upfront costs of $0.6 million in connection with this increase.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the year, the Company repaid $28.6 million and $212.0 million of the balances outstanding on the Term Loan and Revolving Loan, respectively. As at December 31, 2008, the Company had $186.5 million available under its revolving credit facilities.

LONG-TERM INVESTMENTS

At December 31, 2008, the Company held long-term investments with a market value of $21.8 million.

Bear Creek

During 2008, Silver Wheaton acquired, by way of private placement, 770,000 common shares of Bear Creek Mining Corporation (“Bear Creek”) at a price of Cdn$5.10 per share, for total consideration of $3.9 million. As a result, at December 31, 2008, Silver Wheaton owned 8,916,505 common shares and warrants exercisable to acquire an additional 485,000 common shares, representing approximately 16% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Bear Creek was $10.8 million.

Revett

At December 31, 2008, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17% of the outstanding shares of Revett Minerals Inc. (“Revett”) on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Revett was $0.6 million.

Sabina

At December 31, 2008, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 11% of the outstanding shares of Sabina Silver Corporation (“Sabina”) on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Sabina was $3.6 million.

Mines Management

At December 31, 2008, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management, Inc. (“Mines Management”) on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Mines Management was $3.2 million.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Silver Interests

In connection with the Luismin, Zinkgruvan and Stratoni silver agreements, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.95, $3.96 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1.0% per annum for Stratoni.

In connection with the Yauliyacu silver agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

In connection with the Peñasquito silver agreement, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin on the third anniversary of the achievement of commercial production, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the Campo Morado silver agreement, the Company has committed to purchase 75% of the silver produced by the Campo Morado mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a one percent annual inflationary adjustment starting in the fourth year after production commences.

In connection with the La Negra silver agreement, the Company has committed to purchase 50% of the silver produced from the La Negra mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a one percent annual inflationary adjustment starting in the fourth year after production commences. In connection with the Mineral Park silver agreement, the Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

In connection with the Keno Hill silver agreement, the Company has committed to purchase 25% of the silver produced by the Keno Hill project for an upfront cash payment of $50 million and an ongoing per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met. To date, $15 million of the $50 million upfront payment has been paid by the Company. The remaining $35 million payment will be made on a drawdown basis to fund mill construction and mine development costs, upon the satisfaction of certain additional requirements, including the receipt of operating permits.

Other Contractual Obligations

(in thousands)	2009	2010 - 2012	2013 - 2014	After 2014	Total
Bank debt[1]	$28,560	$85,680	$263,560	$-	$377,800
Operating leases	412	1,285	897	1,981	4,575
Other	347	367	-	-	714
Total contractual obligations	$29,319	$87,332	$264,457	$1,981	$383,089
1) Does not include payments of interest related to bank debt

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the year ended December 31, 2008, the Company received cash proceeds of $2.7 million (2007 - $7.3 million) from the exercise of 561,200 share purchase options (2007 – 2,331,965) at a weighted average exercise price of Cdn$4.77 per option (2007 – Cdn$3.39 per option).

During 2008, Silver Wheaton received gross proceeds in excess of Cdn$120 million ($113 million) from the early exercise of approximately 87.7% and 91.7% of the issued and outstanding share purchase warrants and series “A” warrants, respectively. The proceeds were used to pay down the revolving bank loan facility.

In connection with the early warrant exercises, Silver Wheaton issued approximately 2.7 million New Warrants, which were listed and posted for trading on the Toronto Stock Exchange on September 18, 2008. Each New Warrant entitles the holder to purchase one common share of Silver Wheaton at an exercise price of $20.00 at any time before September 5, 2013. The New Warrants trade under the symbol SLW.WT.U, in US funds. The share purchase warrants and the series “A” warrants that were not exercised remain outstanding and continue to be governed by their current terms. Both series of warrants continue to be listed on the Toronto Stock Exchange under the symbols SLW.WT and SLW.WT.A, respectively.

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. As of March 24, 2009, there were 287,504,368 outstanding common shares, 4,731,335 share purchase options and 27,905,135 share purchase warrants, which are convertible into 13,980,359 common shares.

RISKS AND UNCERTAINTIES

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website www.silverwheaton.com, and on www.sedar.com or is available upon request from the Company.

RISKS RELATING TO THE MINING OPERATIONS

To the extent that they relate to the production of silver from, or the continued operation of, the Luismin mines, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Mineral Park mine, the La Negra mine, the Peñasquito mine, the Campo Morado mine or the Keno Hill project (collectively, the “Mining Operations”), the Company will be subject to the risk factors applicable to the operators of such mines or projects.

NO CONTROL OVER MINING OPERATIONS

The Company has agreed to purchase 100% of all of the payable silver produced by the Luismin mines and the Mineral Park mine, 100% of all of the payable silver contained in concentrate produced by the Zinkgruvan mine and the Stratoni mine, 100% of the payable silver, up to 4.75 million ounces of silver per year, based on production from the Yauliyacu mine, 75% of the payable silver produced from the Campo Morado project, 50% of the payable silver produced from the La Negra mine and 25% of the payable silver produced from the Peñasquito mine and the Keno Hill project. The Company has no contractual rights relating to the operations of the Mining Operations. The Company will not be entitled to any material compensation if the Mining Operations do not meet their forecasted silver production targets in any specified period or if the Mining Operations shut down or discontinue their operations on a temporary or permanent basis . In the case of the Peñasquito mine, the Mineral Park mine, the Campo Morado project and the Keno Hill project, they may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the silver production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations.

GOVERNMENT REGULATIONS

The Mining Operations are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine.  Moreover, it is possible that future regulatory developments, such as increasi ngly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS

The operations at the Luismin mines, the Peñasquito mine, the La Negra mine and the Campo Morado mine are conducted in Mexico, the operations at the Zinkgruvan mine are conducted in Sweden, the operations at the Yauliyacu mine are conducted in Perú, the operations of the Stratoni mine are conducted in Greece, the operations at the Mineral Park mine are conducted in the United States and the operations of the Keno Hill project are conducted in Canada, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations.

The Yauliyacu mine is located in central Perú and, accordingly, is subject to risks normally associated with the operation of mineral properties in Perú.  Perú is a developing country that has experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Sweden, Perú, Greece, the United States or Canada may adversely affect the operations or profitability of the Mining Operations in these countries.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

INCOME TAXES

As the Company’s operating profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, the Company's profits bear no income tax. The Company views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

Changes to taxation laws in either Canada, the Cayman Islands, Luxembourg or any of the countries in which the Mining Operations are located could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to income tax.

SILVER PRICES

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver. The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to certain inflationary price adjustments), the price at which the Company can purchase silver from the Luismin mines, the Zinkgruvan mine, the Stratoni mine, the Mineral Park mine, the La Negra mine, the Peñasquito mine, the Campo Morado mine and the Keno Hill project will be the then prevailing market price per ounce of silver while the price at which the Company can purchase silver from the Yauliyacu mine will be $3.90, in which case the Company will not generate positive cash flow or earnings.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s audited consolidated financial statements describes all of the significant accounting policies.

SILVER INTERESTS

Silver interests are a significant asset of the Company, with a carrying value of $1.2 billion at December 31, 2008. This amount represents the capitalized expenditures related to the acquisition of the Luismin, Zinkgruvan, Yauliyacu, Stratoni, Peñasquito, Mineral Park, Campo Morado, La Negra and Keno Hill silver purchase agreements. Each of these mines estimates the reserves and resources relating to each agreement. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The v alue associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Evaluations of the carrying values of each agreement are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2008, no write-down was required.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

CURRENT GLOBAL FINANCIAL CONDITIONS

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Company is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash; (ii) through companies that have payables to the Company, including concentrate customers; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

COMPETITION

The Company competes with other companies for silver purchase agreements and similar transactions, some of which may possess greater financial and technical resources than itself. Such competition may result in the Company being unable to enter into desirable silver purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its silver purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional silver purchase agreements in the future.

FINANCIAL INSTRUMENTS

During the year ended December 31, 2008, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

During the year, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

INVENTORIES

Section 3031 - Inventories replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment. The adoption of this standard does not have a material impact on the Company’s financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three-month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and status
Preliminary Planning and Scoping

This phase involves development of the IFRS conversion plan and has been completed.

The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and trainings requirements and calculation of debt covenants.

Based on management’s review of IFRS and Company processes in place as at December 31, 2008, minimal impact is expected on information systems, operations of foreign subsidiaries and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities took place as planned during the quarter.

The IFRS conversion plan included a high level impact assessment of IFRS effective in 2008, as relevant to the Company. This initial assessment identified approximately 6 to 8 standards of high or medium priority to the Company, based on a number of factors. The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment. The Company will assess any such change as a component of its Detailed Impact Assessment phase.

Detailed Impact Assessment

This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

The Company is in the process of its detailed review of IFRS relevant to the Company and identification of key differences. The Company expects to complete this phase by the end of 2009 and is currently progressing according to plan.

Implementation

This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the period ended February 14, 2008, the Company purchased 0.7 million ounces (year ended December 31, 2007 – 6.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 -$3.91 per ounce), for total consideration of approximately $2.8 million (year ended December 31, 2007 - $27.0 million).

During 2007, the Company repaid a $20 million promissory note due to Goldcorp.

On July 24, 2007, the Company entered into an agreement to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito mining operations in Mexico, for an upfront cash payment of $485 million, as described elsewhere in this Management’s Discussion and Analysis.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. During the year, total costs reimbursed to Goldcorp were $16,000 compared to $193,000 during 2007.

SUBSEQUENT EVENTS

EQUITY FINANCING

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility, and are available to fund future acquisitions of silver interests.

ACQUISITION OF SILVERSTONE RESOURCES CORP.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone on the basis of each common share of Silverstone being exchanged for 0.185 common shares of Silver Wheaton, resulting in the issuance of approximately 23 million common shares of Silver Wheaton. At the time of the announcement, the total value of the transaction was estimated to be approximately Cdn$190 million, on a fully diluted basis.

Silverstone’s core assets consist of long-term silver agreements with Lundin Mining (high grade copper-zinc-silver Neves-Corvo mine in Portugal) and Capstone Mining (high grade copper-silver-lead-zinc Cozamin mine in Mexico) as well as an agreement to purchase 100% of the gold and silver production from Capstone Mining’s high grade copper-gold-silver Minto mine in Canada. Annualized production is expected to be approximately 2.3 million ounces of silver and 31,000 ounces of gold (approximately 4.5 million silver equivalent ounces) in 2009. The Company does not anticipate that the transaction will result in the assumption of any additional debt.

The transaction is subject to not less than 66 2/3% of the outstanding shares of Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents. The transaction is expected to close by the end of May 2009.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2008. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of December 31, 2008.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2008.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal controls over financial reporting were effective as of December 31, 2008.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the in dividual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OUTLOOK

The Company estimates, based upon its current agreements, to have silver sales of 15 to 17 million ounces in 2009, increasing to approximately 30 million ounces by 2013. These estimates do not include any silver sales attributable to the acquisition of Silverstone.

Operating results for the second half of 2008 were negatively impacted by a 29% decline in silver prices, resulting largely from difficult global economic conditions. During these unpredictable economic times, variability in future operating results may occur. Management is committed to maintaining a strong balance sheet and, as a result, during February 2009 the Company closed an equity financing, raising gross proceeds of C$287.5 million ($230.4 million), the net proceeds from which were used primarily to repay outstanding debt under the revolving loan.

RESERVES AND RESOURCES

The Reserves and Resources contained in this Management’s Discussion & Analysis reflect the reserves and resources for the mines at which the Company has silver purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver produced from such mines.

Silver Wheaton’s Portion of Proven and Probable Reserves (1,4,5,6,10,12)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3
Los Filos (11)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4
San Martin	0.32	32.7	0.3	0.71	47.8	1.1	1.03	43.2	1.4
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0
Yauliyacu (8)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7
Zinkgruvan
Zinc Ore	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2
Copper Ore	-	-	-	2.90	28.0	2.6	2.90	28.0	2.6
Stratoni	1.90	193.3	11.8	0.31	190.0	1.9	2.22	192.8	13.7
Mineral Park (9)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6
Total			262.6			167.1			429.7

Silver Wheaton’s Portion of Measured & Indicated Resources (1,2,3,4,5,7,10,12)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Los Filos (11)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Yauliyacu (8)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Zinkgruvan
Zinc Ore	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper Ore	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Mineral Park (9)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6
Campo Morado (75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Total			35.2			178.3			213.5

Silver Wheaton’s Portion of Inferred Resources (1,2,3,4,5,7,10,12)
	INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz
San Dimas	15.14	316.4	154.0
Los Filos (11)	6.02	8.1	1.6
San Martin	3.01	119.0	11.5
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Yauliyacu (8)	11.41	207.9	76.3
Zinkgruvan
Zinc Ore	4.20	68.0	9.2
Copper Ore	0.55	42.0	0.7
Stratoni	0.64	203.4	4.2
Keno Hill (25%)	0.13	1,015.8	4.4
Mineral Park (9)	320.15	2.3	23.8
Campo Morado (75%)	1.38	174.5	7.7
La Negra (50%)	0.11	75.3	0.3
Total			392.5

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2008, with the following conditions or exceptions:
	a.	Reserves and Resources for Stratoni are reported as of December 31, 2007.
	b.	Reserves and Resources for San Martin are reported as of December 31, 2006. Reserves and Resources are expected to be updated in Q2 2009.
	c.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources for Campo Morado are reported as of February 29, 2008.
	e.	Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.
	f.	Resources for Keno Hill are reported as of June 30, 2008.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas, Los Filos – Reynaldo Rivera, AusIMM (Chief Geologist), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.
	b.	San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	c.	Zinkgruvan – Per Hedstrom, AusIMM, (Senior Geologist) and Lars Malmstrom, AusIMM, (Chief Geologist), both employees of Lundin Mining Corp.
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo., (Director, Geology), Samuel Mah, M.A.Sc., P.Eng., (Director, Engineering), both employees of Silver Wheaton Corp.
	e.	Peñasquito - Bob Bryson, MMSA, (Vice President, Engineering), Goldcorp Inc.
	f.	Stratoni - Patrick Forward (General Manager, Exploration), European Goldfields Ltd.
g.

Campo Morado (G9) – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo. and Qingping Deng, Ph.D., C.P.Geol. (Vice President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.

h.

Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist) SRK Consulting (Canada) Inc.; Gordon Doerksen, P.Eng. (Principal Consultant - Mining) SRK Consulting (Canada) Inc.; Josef Sedlacek, P.Eng. (Principal Consultant) SRK Consulting (Canada) Inc., Hassan Ghaffari, P.Eng. (Manager of Metallurgy) Wardrop Engineering Inc. and Diane Lister, P.Eng., (Consulting Environmental Engineer and Principal) Altura Envinronmental Consulting.

i.

La Negra – Thomas C.Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc., Barnard Foo, P. Eng. (Senior Mine Engineer) Wardrop Engineering Inc. and Ronald G. Simpson, P.Geo. (President), GeoSIM.

	j.	Mineral Park –Gary Simmerman, FAusIMM (Vice President, Engineering and Mine Manager), Mercator Minerals Inc.
	k.	Overall Corporate Review – Neil Burns, M.Sc., P.Geo., for Resources (Director of Geology), Samuel Mah, M.A.Sc., P.Eng. for Reserves (Director of Engineering), both employees of Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $12 per ounce of silver unless otherwise noted below.
	a.	San Martin Reserves – US$7.00 per ounce
	b.	Yauliyacu Reserves – US$10.00 per ounce
c.

Mineral Park Reserves - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene). Copper equivalent considers only copper and molybdenum values (silver was not included).

7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $14 per ounce of silver, unless otherwise noted below.
	a.	San Martin Resources – US$8.00 per ounce
	b.	The San Pedrito project Resources at San Martin– US$5.50 per ounce
	c.	Zinkgruvan Resources – US$10.00 per ounce
	d.	Stratoni Resources – US$12.00 per ounce
	e.	Campo Morado (G9) Resources - 5.0% Zinc only cut-off grade, silver was not included
	f.	Keno Hill Resources – US$8.00 per ounce
	g.	La Negra (Alacran) Resources - US$12.00 per ounce
	h.	La Negra (Monica) Resources - US$13.50 per ounce
	i.	Mineral Park Resources - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values (silver was not included).
8.

Silver Wheaton’s silver purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

9.	The Mineral Park Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
10.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.
11.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
12.

Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or &# 147;believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference h erein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

MANAGEMENT’S RESPONSIBILTY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Financial information appearing throughout our management’s discussion and analysis is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton. The Audit Committee reviews Silver Wheaton’s interim and annual consolidated Financial Statements and Management‘s Discussion and Analysis (MD&A) and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Peter Barnes	/s/ Gary Brown

Peter Barnes	Gary Brown

President and Chief Executive Officer	Chief Financial Officer

March 24, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated balance sheets of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2008 and the consolidated statement of comprehensive (loss) income for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 and the consolidated statement of comprehensive (loss) income for each of the two years in the period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 1530 - Comprehensive Income, 3251 - Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 - Financial Instruments – Disclosure and Presentation and 3865 - Hedges, effective January 1, 2007.

On March 24, 2009 we reported separately to the Shareholders of Silver Wheaton Corp. that we have also audited, in accordance with Canadian generally accepted auditing standards, consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 24, 2009

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2008, Silver Wheaton’s internal control over financial reporting was effective.

The effectiveness of Silver Wheaton’s internal control over financial reporting, as of December 31, 2008, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

/s/ Peter Barnes	/s/ Gary Brown

Peter Barnes	Gary Brown
President and Chief Executive Officer	Chief Financial Officer

March 24, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting were maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounti ng principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March •, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 - Comprehensive Income, 3251 - Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 - Financial Instruments – Disclosure and Presentation and 3865 - Hedges, effective January 1, 2007.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 24, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2008	2007	2006

Silver sales		$166,719	$175,434	$158,541

Cost of sales		43,890	51,059	52,772
Depreciation and amortization		19,491	21,705	16,538
		63,381	72,764	69,310
Earnings from operations		103,338	102,670	89,231

Expenses and other income
General and administrative [1]		16,448	9,700	5,700
Project evaluation		866	360	211
Interest expense		116	-	-
Interest income		(320)	(1,508)	(3,221)
Debt issue costs		601	-	717
Loss on mark-to-market of long-term investments held	4	65,066	1,839	-
Other		396	395	604
		83,173	10,786	4,011

Earnings before tax		20,165	91,884	85,220
Future income tax expense	10	2,913	22	-
Net earnings		$17,252	$91,862	$85,220
1) Stock based compensation (a non-cash item) included in General and administrative		$5,530	$2,735	$1,768

Basic earnings per share		$0.07	$0.41	$0.40
Diluted earnings per share		$0.07	$0.37	$0.37
Weighted average number of shares outstanding
Basic	7(e)	232,855	221,909	210,538
Diluted	7(e)	249,244	246,728	232,566

The accompanying notes form an integral part of these audited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

		December 31	December 31
(US dollars in thousands)	Note	2008	2007
Assets
Current
Cash and cash equivalents		$7,110	$9,965
Accounts receivable		772	1,428
Other		816	303
		8,698	11,696

Long-term investments	4	21,840	119,409
Silver interests	5	1,238,368	1,075,023
Other		1,740	2,346
		$1,270,646	$1,208,474
Liabilities
Current
Accounts payable		$1,396	$1,021
Accrued liabilities		3,425	5,362
Current portion of bank debt	6	28,560	28,560
		33,381	34,943

Bank debt	6	349,240	391,300
		382,621	426,243
Shareholders' Equity
Common shares, share purchase options, restricted share units and warrants	7	662,115	540,061
Retained earnings		225,910	208,658
Accumulated other comprehensive income		-	33,512
		225,910	242,170
		888,025	782,231
		$1,270,646	$1,208,474
Commitments and contingencies	5, 6, 11

/s/ Peter Barnes	/s/ John Brough
Peter Barnes – Director	John Brough - Director

The accompanying notes form an integral part of these audited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31
(US dollars in thousands)	Note	2008	2007	2006
Operating Activities
Net earnings		$17,252	$91,862	$85,220
Items not affecting cash
Depreciation and amortization		19,491	21,705	16,538
Debt issue costs		-	-	950
Future income tax expense	10	2,913	22	-
Stock based compensation		5,530	2,735	1,768
Loss on mark-to-market of long-term investments held	3, 4	65,066	1,839	-
Other		398	125	(221)

Change in non-cash operating working capital	8	492	973	467
Cash generated by operating activities		111,142	119,261	104,722

Financing Activities
Bank debt drawn down	6	198,500	446,000	125,000
Bank debt repaid	6	(240,560)	(26,140)	(125,000)
Promissory note repaid		-	(20,000)	-
Debt issue costs		-	-	(1,124)
Shares issued	7(a)	-	-	175,150
Share issue costs		(1,939)	-	(7,793)
Warrants exercised		115,796	293	280
Share purchase options exercised		2,667	7,347	7,018
Cash generated by financing activities		74,464	407,500	173,531

Investing Activities
Purchase of long-term investments	4	(3,921)	(17,003)	(50,813)
Silver interests	5	(184,532)	(557,940)	(285,408)
Deferred project evaluation		(9)	(1,253)	-
Other		(418)	(828)	-
Cash applied to investing activities		(188,880)	(577,024)	(336,221)
Effect of exchange rate changes on cash and cash equivalents		419	234	221
(Decrease) increase in cash and cash equivalents		(2,855)	(50,029)	(57,747)
Cash and cash equivalents , beginning of year		9,965	59,994	117,741
Cash and cash equivalents , end of year		$7,110	$9,965	$59,994

At December 31, 2008, the Company’s cash and cash equivalents consisted of $7.1 million in cash (December 31, 2007 - $6.5 million) and $NIL in cash equivalents (December 31, 2007 - $3.5 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these audited consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
		Share	Restricted			Other
	Common	Purchase	Share		Retained	Comprehensive
(US dollars in thousands)	Shares	Options	Units	Warrants	Earnings	Income	Total

At December 31, 2005	$193,711	$4,953	$26	$38,867	$26,633	$-	$264,190
Fair value of stock based compensation	-	1,657	111	-	-	-	1,768
Share purchase options exercised	8,948	(1,930)	-	-	-	-	7,018
Restricted share units exercised	26	-	(26)	-	-	-	-
Warrants exercised	323	-	-	(43)	-	-	280
Shares issued	290,712	-	-	-	-	-	290,712
Share issue costs	(7,649)	-	-	-	-	-	(7,649)
Net earnings	-	-	-	-	85,220	-	85,220
At December 31, 2006	$486,071	$4,680	$111	$38,824	$111,853	-	$641,539
Change in accounting policies (Note 2)	-	-	-	-	4,943	31,063	36,006
At January 1, 2007 as adjusted	$486,071	$4,680	$111	$38,824	$116,796	$31,063	$677,545
Fair value of stock based compensation	-	2,559	176	-	-	-	2,735
Share purchase options exercised	9,258	(1,911)	-	-	-	-	7,347
Restricted share units exercised	25	-	(25)	-	-	-	-
Warrants exercised	341	-	-	(48)	-	-	293
Net earnings	-	-	-	-	91,862	-	91,862
Other comprehensive income	-	-	-	-	-	2,449	2,449
At December 31, 2007	$495,695	$5,328	$262	$38,776	$208,658	$33,512	$782,231
Fair value of stock based compensation	-	5,130	400	-	-	-	5,530
Share purchase options exercised	3,369	(702)	-	-	-	-	2,667
Restricted share units exercised	124	-	(124)	-	-	-	-
Warrants exercised	141,007	-	-	(25,211)	-	-	115,796
Warrants issued	(7,414)	-	-	7,414	-	-	-
Share issue costs	(1,939)	-	-	-	-	-	(1,939)
Net earnings	-	-	-	-	17,252	-	17,252
Other comprehensive income	-	-	-	-	-	(33,512)	(33,512)
At December 31, 2008	$630,842	$9,756	$538	$20,979	$225,910	$-	$888,025

The accompanying notes form an integral part of these audited consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended December 31

(US dollars in thousands)	2008	2007

Net earnings	$17,252	$91,862
Other comprehensive (loss) income
Loss on available-for-sale securities, net of future tax benefit of $2,913 (2007 – benefit of $3,702) (Note 4)	(97,490)	2,307
Reclassification adjustment for loss included in net earnings, net of tax of NIL (2007 - net of tax of $28)	63,978	142

Comprehensive (loss) income	$(16,260)	$94,311

The accompanying notes form an integral part of these audited consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is engaged in the silver mining business.

The Company has entered into nine long-term silver purchase agreements with Goldcorp (Luismin mines in Mexico and Peñasquito mine in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru), Hellas Gold (Stratoni mine in Greece), Mercator (Mineral Park mine in Arizona), Farallon (Campo Morado mine in Mexico), Aurcana (La Negra mine in Mexico), and Alexco (Keno Hill property in Canada), whereby Silver Wheaton acquires silver production from the counterparties at an average fixed price of $3.94 per ounce, subject to an inflationary adjustment (Note 5).

The Company trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol SLW.

2.	ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of Canadian GAAP to accounting principles generally accepted in the United States (“US GAAP”) is provided in Note 13.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd. (“SW Caymans”).

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management’s judgment is applied are silver agreement valuations, depreciation and income taxes. Actual results could differ from those reported.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 90 days.

SILVER INVENTORY

Silver inventory is valued at the lower of average cost and net realizable value.

LONG-TERM INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

SILVER INTERESTS

Agreements for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluations of the carrying values of each agreement are undertaken each year to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

INTEREST AND DEBT ISSUE COSTS

Interest and debt issue costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

STOCK BASED COMPENSATION

The fair value of all stock based awards granted is estimated using the Black-Scholes model. The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

INCOME TAXES

The future income tax asset and liability method of accounting for income taxes is used. As the Company’s operating profit is derived from its subsidiary, SW Caymans, which is incorporated and operated in the Cayman Islands, the Company’s profits bear no income tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

EARNINGS PER SHARE

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

FOREIGN CURRENCY TRANSLATION

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings except for the foreign exchange gains and losses on the Company’s available-for-sale investments which are included in the determination of Comprehensive Income until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2007

Financial Instruments

On January 1, 2007 the Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), 3861, Financial Instruments – Disclosure and Presentation, 1530, Comprehensive Income, 3865, Hedges and 3251, Equity, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”). As a result of adopting these new standards, the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $5.1 million to openin g retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007.

Also under Section 3855, the Company adopted a policy to expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $0.2 million to eliminate the opening balance of debt financing costs that were capitalized and amortized under the Company’s previous accounting policy.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Accounting Policies Implemented Effective January 1, 2008

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

Inventories

The new CICA Handbook Section 3031 - Inventories (“Section 3031”), which replaced CICA Handbook Section 3030 - Inventories, establishes standards for the measurement and disclosure of inventories. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment. The adoption of this standard does not have a material impact on the Company’s Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position, results of operations, and cash flows.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three-month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and is currently undertaking activities according to plan. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

3.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 6) and equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income.

The Company is in compliance with the debt covenants described in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

CREDIT RISK

Silver Wheaton’s credit risk is limited to trade receivables in the ordinary course of business. The Company sells silver exclusively to large international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

LIQUIDITY RISK

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Of the Company’s $400 million Revolving Loan, up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds shares and warrants of other exploration and mining companies with a combined market value at December 31, 2008 of $21.8 million (December 31, 2007 - $119.4 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

CURRENCY RISK

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term investments and bank debt. The sensitivity of the Company’s net earnings and other comprehensive income (loss) due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at December 31, 2008
	10% Increase in	10% Decrease in
	the Canadian	the Canadian
(in thousands)	Dollar	Dollar

Increase (decrease) in net earnings	$2,275	$(1,861)
Increase (decrease) in other comprehensive income (loss)	$-	$-
Comprehensive loss	$2,275	$(1,861)

INTEREST RATE RISK

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of under 90 days. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the year on its outstanding borrowings was 4.84%.

For the year ended December 31, 2008, most of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Peñasquito, Mineral Park and Campo Morado silver interests, which are all currently under development. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income until such time as these projects are brought into commercial production. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year by approximately $4.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

OTHER PRICE RISKS

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to equity price risks at December 31, 2008.

If equity prices had been 10% higher or lower, net earnings for the year would have increased/decreased by approximately $2.2 million as a result of changes in the fair value of available-for-sale shares.

FAIR VALUE ESTIMATION

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The fair value of warrants and stock options that are not traded in an active market are determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values. In addition, as the interest rate on the Company’s bank debt is floating and has no unusual rights or terms, the carrying value approximates its fair value.

4.	LONG-TERM INVESTMENTS

(in thousands)	December 31, 2008	December 31, 2007

Available-for-sale	$21,824	$118,333
Warrants	16	1,076
	$21,840	$119,409

AVAILABLE-FOR-SALE

	December 31, 2008

(in thousands)	Fair Value	Mark-to-Market Losses Included in OCI	Reclassification Adjustment for Loss Included in Net Earnings	Net Change to OCI

Bear Creek	$10,776	$(52,479)	$28,724	$(23,755)
Revett	607	(10,171)	10,243	72
Sabina	3,631	(12,473)	6,687	(5,786)
Mines Management	3,164	(5,387)	6,836	1,449
Other	3,646	(19,893)	11,488	(8,405)
	$21,824	$(100,403)	$63,978	$(36,425)
Future tax benefit in OCI		2,913	-	2,913
	$21,824	$(97,490)	$63,978	$(33,512)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

		December 31, 2007

(in thousands)	Fair Value	Mark-to-Market Gains (Losses) Included in OCI	Reclassification Adjustment for Loss Included in Net Earnings	Net Change to OCI

Bear Creek	$59,361	$(5,374)	$-	$(5,374)
Revett	10,777	(2,824)	-	(2,824)
Sabina	16,104	1,445	-	1,445
Mines Management	8,552	(1,448)	-	(1,448)
Other	23,539	6,806	170	6,976
	$118,333	$(1,395)	$170	$(1,225)
Future tax benefit in OCI		3,702	(28)	3,674
	$118,333	$2,307	$142	$2,449

WARRANTS

	December 31, 2008
		Mark-to-Market
		Losses Included in
(in thousands)	Fair Value	Earnings

Bear Creek	$16	$(44)
Revett	-	(49)
Sabina	-	(915)
Other	-	(80)
	$16	$(1,088)

	December 31, 2007
		Mark-to-Market
		Losses Included in
(in thousands)	Fair Value	Earnings

Bear Creek	$33	$(220)
Revett	49	(493)
Sabina	914	(583)
Other	80	(373)
	$1,076	$(1,669)

Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are either (i) realized or (ii) an other-than-temporary impairment is determined to have occurred. Given the uncertainty that currently exists with respect to the global economy, management has concluded that these long-term investments are other-than-temporarily impaired as at December 31, 2008. As a result, the carrying value of these investments has been written down to their fair values as of such date, resulting in a $64.0 million loss being recorded in net earnings.

During 2008, Silver Wheaton acquired by way of private placement 770,000 common shares of Bear Creek Mining Corporation (“Bear Creek”) for total consideration of $3.9 million. As a result, at December 31, 2008, Silver Wheaton owned 8,916,505 common shares and warrants exercisable to acquire an additional 485,000 common shares, representing approximately 16% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Bear Creek was $10.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

At December 31, 2008, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17% of the outstanding shares of Revett Minerals Inc. (“Revett”) on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Revett was $0.6 million.

At December 31, 2008, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 11% of the outstanding shares of Sabina Silver Corporation (“Sabina”) on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Sabina was $3.6 million.

At December 31, 2008, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management, Inc. (“Mines Management”) on an undiluted basis. At December 31, 2008, the fair value of the Company’s investment in Mines Management was $3.2 million.

Warrants acquired as part of private placements have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 3).

For the year ended December 31, 2008, the Company has recorded a future income tax expense of $2.9 million (2007 - $0.02 million) with a non-cash benefit in the same amount being reflected in the statement of comprehensive income. The Company’s future income tax expense or recovery in a given quarter is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of the decrease in value of the long-term investments during the year, a future income tax benefit was recorded in other comprehensive income which was fully offset by an increase in the valuation allowance. For the year ended December 31, 2008, the reversal of unrealized gains from prior periods resulted in a reduction of future income tax liabilities and the recording of a future income tax benefit in the statement of comprehensive income for the period. This reduction in future income tax liab ilities resulted in the Company increasing the valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense for the period.

5.	SILVER INTERESTS

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
(in thousands)	Cost	Depreciation	Net	Cost	Depreciation	Net

Luismin	$194,807	$(11,640)	$183,167	$194,807	$(9,369)	$185,438
Zinkgruvan	77,919	(11,552)	66,367	77,919	(9,102)	68,817
Yauliyacu	285,292	(32,763)	252,529	285,292	(23,116)	262,176
Stratoni	57,724	(6,943)	50,781	57,724	(3,453)	54,271
Peñasquito	522,216	(696)	521,520	504,321	-	504,321
Other [1]	164,941	(937)	164,004	-	-	-
	$1,302,899	$(64,531)	$1,238,368	$1,120,063	$(45,040)	$1,075,023
1) Includes La Negra, Mineral Park, Campo Morado & Keno Hill

The value allocated to reserves is classified as depletable upon commercial production and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

	December 31, 2008			December 31, 2007
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$20,338	$162,829	$183,167	$17,237	$168,201	$185,438
Zinkgruvan	41,920	24,447	66,367	33,740	35,077	68,817
Yauliyacu	25,445	227,084	252,529	21,715	240,461	262,176
Stratoni	37,528	13,253	50,781	35,408	18,863	54,271
Peñasquito [1]	10,520	511,000	521,520	-	504,321	504,321
Other [2]	2,031	161,973	164,004	-	-	-
	$137,782	$1,100,586	$1,238,368	$108,100	$966,923	$1,075,023

1) Reflects the value of the reserves related to the heap leach operations
2) Includes La Negra, Mineral Park, Campo Morado & Keno Hill

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including consideration issued as part of the March 30, 2006 amendment, was a $56.7 million cash payment and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.95 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement to acquire 100% of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for the life of mine. Total consideration included an upfront cash payment of $50 million, 6 million Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants (each warrant granting the holder the right to purchase 0.20 of one of the Company’s common shares). In addition, a per ounce cash payment of the lesser of $3.96 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note which was paid in full on May 31, 2006. In addition, a per ounce cash payment of $3.90 (subject to an inflationary adjustment) for silver delivered under the agreement is due. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”) to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

LA NEGRA

On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”), to acquire 50% of the silver produced from Aurcana’s La Negra mine in Mexico for the life of mine. Silver Wheaton made an upfront cash payment of $25 million and, in addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$25,000
Acquisition costs	478
$25,478

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”), to acquire 100% of the silver produced from Mercator’s Mineral Park mine in Arizona, USA for the life of mine. The Company made an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement. Mercator has provided a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$42,000
Acquisition costs	330
Capitalized interest	768
$43,098

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

CAMPO MORADO

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Mexico for the life of mine. The Company made total upfront cash payments of approximately $79 million. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$79,250
Acquisition costs	290
Capitalized interest	1,558
$81,098

KENO HILL

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine. Silver Wheaton will make total upfront cash payments of $50 million payable in installments, of which $15 million has been paid to date. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due for silver delivered under the agreement.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash paid to date	$15,000
Acquisition costs	267
$15,267

6.	BANK DEBT

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008 the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing total revolving debt to $400 million. The Company paid upfront costs of $0.6 million in connection with the increase, which were expensed during the period.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the year, the Company repaid $28.6 million and $212.0 million of the balances outstanding on the Te rm Loan and Revolving Loan, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

The Company is in compliance with the debt covenants described above.

	December 31, 2008

(in thousands)	Term Loan	Revolving Loan	Total
Current portion	$28,560	$-	$28,560
Long-term portion	135,740	213,500	349,240
	$164,300	$213,500	$377,800

Interest capitalized	$9,014	$11,168	$20,182
Effective interest rate	5.10%	4.65%	4.84%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2009	$28,560	$-	$28,560
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
Thereafter	21,500	213,500	235,000
	$164,300	$213,500	$377,800

7.	SHAREHOLDERS’ EQUITY

		December 31	December 31
(US dollars and shares in thousands)	Note	2008	2007

Share purchase options	7(c)	$9,756	$5,328
Restricted share units	7(d)	538	262
Warrants	7(b)	20,979	38,776
Share capital
Common shares
Authorized: unlimited shares, no par value; Issued and outstanding: 251,498 (December 31, 2007: 222,934)	7(a)	630,842	495,695
		$662,115	$540,061

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

(A)	SHARES ISSUED

A summary of the Company’s issued and outstanding shares at December 31, 2008, 2007 and 2006 and the changes for the periods ending on those dates is presented below:

		Weighted Average
	Number of Shares	Price (Cdn$)
At December 31, 2005	183,375,000
Shares issued to Goldcorp in connection with Luismin Transaction	18,000,000	$7.41
Public offering	16,644,000	12.00
Options exercised	2,477,331	3.27
Warrants exercised	63,280	5.08
Restricted share units exercised	2,500	-
At December 31, 2006	220,562,111
Options exercised	2,331,965	$3.39
Warrants exercised	37,661	9.05
Restricted share units exercised	2,500	-
At December 31, 2007	222,934,237
Options exercised	561,200	4.77
Warrants exercised	27,992,863	4.40
Restricted share units exercised	9,447	-
At December 31, 2008	251,497,747

On March 30, 2006, in connection with the Luismin amendment, the Company issued 18 million common shares to Goldcorp, valued on the date of announcement (February 13, 2006) at the closing price of $6.42 (Cdn$7.41) per share.

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 common shares at a price of Cdn$12.00 per share. Share issue costs totaling $7.5 million were incurred as a part of this offering.

During 2008, the Company issued approximately 27.5 million common shares in connection with the early exercise of the share purchase warrants and the series “A” warrants as described in Note 7 (B).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

(B)	WARRANTS

A summary of the Company’s warrants at December 31, 2008, 2007 and 2006 and the changes for the periods ending on those dates is presented below:

		Weighted
	Warrants	Avg Exercise	Exchange
	Outstanding	Price (Cdn$)	Ratio

At December 31, 2005	165,662,500	1.31	0.24
Exercised	(316,400)	1.02	0.2
At December 31, 2006	165,346,100	1.31	0.24
Exercised	(61,905)	5.50	0.61
At December 31, 2007	165,284,195	1.31	0.24
Granted	2,718,265	20.00[1]	1.00
Exercised	(139,964,325)	0.88	0.20
At December 31, 2008	28,038,135	$5.68	0.50
1) New warrants are traded in US funds and have an exercise price of US$20.00.

The following table summarizes information about the warrants outstanding at December 31, 2008:

				Common
				Shares to be	Effective
		Exercise		Issued	Price
	Warrants	Price	Exchange	Upon Exercise	Per Share
	Outstanding	(Cdn$)	Ratio	of Warrants	(Cdn$)	Expiry Date

Share purchase warrants	14,344,955	$0.80	0.20	2,868,991	$4.00	Aug 5, 2009
Series “A” warrants	3,194,015	1.10	0.20	638,803	5.50	Nov 30, 2009
Series “B” warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
New warrants[1]	2,718,265	20.00[1]	1.00	2,718,265	20.00[1]	Sep 5, 2013
	28,038,135			14,006,959
1) New warrants are traded in US funds and have an exercise price of US$20.00.

Each share purchase warrant and Series “A” warrant (TSX: SLW.WT and SLW.WT.A, respectively) entitles the holder the right to purchase 0.20 of one of the Company’s common shares at the applicable exercise price. Each Series “B” warrant and new warrant (TSX: SLW.WT.B and SLW.WT.U, respectively) entitles the holder the right to purchase one of the Company’s common shares.

On June 24, 2008, the Company filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States of America to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of the share purchase warrants and the series “A” warrants. The New Warrants were being offered as an incentive to holders of the share purchase warrants and the series “A” warrants to exercise their existing warrants during an early exercise period (the “Early Exercise Period”), which commenced on August 7, 2008 and was completed on September 15, 2008.

Silver Wheaton received gross proceeds in excess of Cdn$120 million ($113 million) from the early exercise of approximately 87.7% and 91.7% of the issued and outstanding share purchase warrants and series “A” warrants, respectively. The proceeds were used to pay down the revolving bank loan facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

In connection with the early exercises, Silver Wheaton issued approximately 2.7 million New Warrants, which were listed and posted for trading on the Toronto Stock Exchange on September 18, 2008. Each New Warrant entitles the holder to purchase one common share of Silver Wheaton at an exercise price of $20.00 at any time before September 5, 2013. The share purchase warrants and the series “A” warrants that were not exercised remain outstanding and continue to be governed by their current terms. Both series of warrants continue to be listed on the Toronto Stock Exchange.

(C)	SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s board of directors may, from time to time, grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2008 included $5.1 million (2007 - $2.6 million) of amortization of the fair value of share purchase options issued. During 2008, the Company issued 1,445,000 options with a weighted average exercise price of Cdn$14.21 per option and a fair value of $6.3 million ($4.39 per option), which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 46%, an annual risk-free interest rate of 2.7% and expected lives of 2.5 years. During the year, 349,999 stock options were forfeited.

At December 31, 2008 there were 1,649,999 options available for grant under the plan.

A summary of the Company’s options at December 31, 2008, 2007 and 2006, and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Avg Exercise
	Shares	Price (Cdn$)

At December 31, 2005	6,420,000	3.48
Granted	550,000	12.10
Exercised	(2,477,334)	3.27

At December 31, 2006	4,492,666	4.66
Granted	945,000	13.30
Exercised	(2,331,965)	3.39

At December 31, 2007	3,105,701	8.24
Granted	1,445,000	14.21
Exercised	(561,200)	4.77
Forfeited	(349,999)	15.17
At December 31, 2008	3,639,502	$10.48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

The following table summarizes information about the options outstanding and exercisable at December 31, 2008:

		Weighted
		Average
	Options	Remaining	Options
Exercise Prices (Cdn$)	Outstanding	Contractual Life	Exercisable
$3.25 - $3.96	1,023,500	1.6 years	890,167
$6.03 - $8.55	316,668	2.0 years	316,668
$12.45 – $13.85	1,282,667	3.0 years	756,003
$14.13 – $15.83	330,000	4.2 years	194,999
$16.63	686,667	4.2 years	236,667
	3,639,502	2.8 years	2,394,504

(D)	RESTRICTED SHARE UNITS

During the year, the Company issued 24,000 restricted share units at a price of Cdn$16.63 and a fair value of Cdn$0.4 million (2007 - 21,333 restricted share units at an average price of Cdn$12.56 and a fair value of Cdn$0.2 million). At December 31, 2008 there were 59,947 restricted share units outstanding.

(E)	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2008	2007	2006

Basic weighted average number of shares outstanding	232,855	221,909	210,538
Effect of dilutive securities
Stock options	887	1,944	3,075
Share purchase warrants	15,442	22,833	18,921
Restricted share units	60	42	32
Diluted weighted average number of shares outstanding	249,244	246,728	232,566

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$12.16 (2007 – Cdn$13.12, 2006 - Cdn$10.60).

	Years Ended December 31
(in thousands)	2008	2007	2006

Stock options	2,690	205	500
Share purchase warrants	2,719	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31
(in thousands)	2008	2007	2006

Change in non-cash working capital
Accounts receivable	$719	$(208)	$1,271
Accounts payable	378	654	(1,251)
Accrued liabilities	(91)	697	681
Other	(514)	(170)	(234)

	$492	$973	$467

Interest paid	$21,847	$9,699	$717
Income taxes paid	$-	$-	$-

9.	RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the period ended February 14, 2008, the Company purchased 0.7 million ounces (year ended December 31, 2007 – 6.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.91 per ounce), for total consideration of approximately $2.8 million (year ended December 31, 2007 - $27.0 million).

During 2007, the Company repaid a $20 million promissory note due to Goldcorp.

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine, for an upfront cash payment of $485 million, as described in Note 5.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. During the year, total costs reimbursed to Goldcorp were $16,000 compared to $193,000 during 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

10.	INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2008	2007	2006

Earnings from continuing operations before income taxes	$20,165	$91,884	$85,220
Canadian federal and provincial income tax rates	31.0%	34.1%	34.1%
Income tax expense based on above rates	6,251	31,351	29,077
Change in valuation allowance	21,806	(5,320)	2,677
Tax effect of non-deductible expenditures and other permanent differences	(581)	6,715	603
Lower effective tax rates on earnings of foreign subsidiary	(28,828)	(30,564)	(32,357)
Impact of change in tax rates on future income taxes	4,265	(2,160)	-
Future income tax expense	$2,913	$22	$-

The components of future income taxes are as follows:
	Years Ended December 31
(in thousands)	2008	2007	2006
Future income tax assets
Non-capital losses	$12,592	$8,894	$4,436
Deductible temporary differences	17,680	3,724	3,986
Value of future income tax assets	30,272	12,618	8,422
Valuation allowance	(22,270)	(575)	(8,422)
	8,002	12,043	-
Future income tax liabilities
Taxable temporary differences	(8,002)	(12,043)	-
	$-	$-	$-

Deductible temporary differences are comprised primarily of book to tax differences related to the Company’s long-term investments, equity financing fees and an unrealized foreign exchange loss on the Company’s long-term debt. Taxable temporary differences are comprised of book to tax differences relating to the value of the Company’s capitalized borrowing costs.

All of the Company’s income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary SW Caymans. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%. The Company does not have any plans to repatriate this money to Canada.

At December 31, 2008, the Company had available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of Cdn$59.4 million will expire as follows: 2013 - Cdn$0.5 million, 2014 - Cdn$0.4 million, 2015 – Cdn$4.0 million, 2026 – Cdn$8.4 million, 2027 – Cdn$14.6 million, 2028 – Cdn$31.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

11.	COMMITMENTS AND CONTINGENCIES

In connection with the Luismin, Zinkgruvan, Stratoni, Peñasquito, Mineral Park, Campo Morado, La Negra and Keno Hill silver agreements (Notes 5 and 12), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment.

In connection with the Keno Hill silver agreement, the Company is committed to pay a further upfront cash payment of $35 million, subject to certain conditions (Note 5).

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2009	$759
2010	602
2011	615
2012	435
2013	442
Thereafter	2,436
$5,289

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

12.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below. This information has been segmented on a silver interest basis.

	Year Ended December 31, 2008
				Earnings	Cash flow
				from	from
	Silver sales	Cost of sales	Depreciation	operations	operations	Total assets

Luism in	$81,293	$21,558	$2,271	$57,464	$59,735	$183,167
Zinkgruvan	23,476	6,186	2,450	14,840	17,773	66,367
Yauliyacu	42,634	10,828	9,647	22,159	31,806	252,529
Stratoni	14,418	3,695	3,490	7,233	10,345	50,781
Peñasquito	3,411	1,124	696	1,591	2,287	521,520
Other [1]	1,487	499	937	51	988	164,004
Corporate					(11,792)	32,278
Consolidated	$166,719	$43,890	$19,491	$103,338	$111,142	$1,270,646
1) Includes La Negra, Mineral Park, Campo Morado & Keno Hill

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

	Year Ended December 31, 2007
	Silver sales	Cost of sales	Depreciation	Earnings from	Cash flow from	Total assets

Luismin	$92,284	$27,043	$2,709	$62,532	$65,782	$185,438
Zinkgruvan	25,315	7,206	3,000	15,109	17,991	69,252
Yauliyacu	46,055	13,424	12,543	20,088	32,632	262,176
Stratoni	11,780	3,386	3,453	4,941	8,337	54,942
Peñasquito	-	-	-	-	-	504,321
Corporate					(5,481)	132,345
Consolidated	$175,434	$51,059	$21,705	$102,670	$119,261	$1,208,474

	Year Ended December 31, 2006
				Earnings	Cash flow
				from	from
	Silver sales	Cost of sales	Depreciation	operations	operations	Total assets

Luismin	$103,850	$35,016	$3,143	$65,691	$68,293	$188,935
Zinkgruvan	18,903	6,575	2,822	9,506	13,152	72,072
Yauliyacu	35,788	11,181	10,573	14,034	24,607	274,720
Corporate					(1,330)	127,166
Consolidated	$158,541	$52,772	$16,538	$89,231	$104,722	$662,893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

13.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

RECONCILIATION OF EARNINGS

A reconciliation of earnings determined in accordance with Canadian GAAP to earnings and comprehensive income determined under accounting principles which are generally accepted in the United States (“US GAAP”) is as follows:

		Years Ended December 31
(in thousands)	Note	2008	2007	2006

Net earnings as reported under Canadian GAAP		$17,252	$91,862	$85,220

Mark-to-market gains (losses) on Canadian $ share purchase warrants	13(a)	281,326	(215,228)	(175,973)
Reclassification adjustment for cost of inducement associated with early exercise of warrants	13(d)	(7,414)	-	-
Transfer of securities held as available-for-sale to held-for-trading		-	1,854	-
Net earnings (loss) in accordance with US GAAP		$291,164	$(121,512)	$(90,753)

Adjustments required in accordance with Canadian GAAP to determine Other Comprehensive Income		(33,512)	2,449	-
Unrealized (loss) gains on available-for-sale securities (2006 - net of tax of $3,399)	13(b)	-	-	29,527
Transfer of securities held as available-for-sale to held-for-trading		-	(1,854)	-
Comprehensive earnings (loss) under US GAAP		$257,652	$(120,917)	$(61,226)

Earnings (loss) per share in accordance with US GAAP
Basic earnings (loss) per share		$1.25	$(0.55)	$(0.43)
Diluted earnings (loss) per share		$1.17	$(0.55)	$(0.43)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

Assets, Liabilities and Shareholders’ equity determined in accordance with Canadian GAAP are reconciled to Assets, Liabilities and Shareholders’ equity in accordance with US GAAP as follows:

		December 31	December 31
(in thousands)	Note	2008	2007

Assets
In accordance with Canadian GAAP		$1,270,646	$1,208,474
In accordance with US GAAP		$1,270,646	$1,208,474

Liabilities
In accordance with Canadian GAAP		$382,621	$426,243
Derivative liability for Canadian $ share purchase warrants	13(a)	34,394	487,495
In accordance with US GAAP		$417,015	$913,738

Shareholders’ Equity
In accordance with Canadian GAAP		$888,025	$782,231
Mark-to-market losses in retained earnings for Canadian $ share purchase warrants	13(a)	(167,955)	(449,281)
Reclassification of Canadian $ share purchase warrants as a derivative liability	13(a)	(13,565)	(38,776)
Fair value increment on Canadian share purchase warrants exercised	13(a)	147,126	562
In accordance with US GAAP		$853,631	$294,736

Accumulated Other Comprehensive Income
In accordance with Canadian GAAP		$-	$33,512
In accordance with US GAAP		$-	$33,512

A)	SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s financial statements. In 2006, a technical interpretation of US GAAP, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability. This non-cash adjustment has no effect on the Company’s cash flow or liquidity.

B)	LONG-TERM INVESTMENTS

Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 a US and Canadian GAAP difference existed in the accounting for the Company’s long-term investments, which, under US GAAP (SFAS 115), are classified as available-for-sale and trading securities and carried at fair value. In 2006 the unrealized holding gains on available-for-sale securities were not recognized under Canadian GAAP, but were recognized under US GAAP as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. For the year ended December 31, 2006, under US GAAP the Company’s unrealized holding gains on available-for-sale securities increased by $29.5 million, with a corresponding increase in the realized deferred income tax liability of $3.4 million for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

C)	COMPREHENSIVE INCOME

Under US GAAP, SFAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on securities. A US and Canadian GAAP difference existed prior to the adoption of the new Canadian accounting standard for Comprehensive Income on January 1, 2007.

D)	INDUCED CONVERSION OF COMMON SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, the fair market value of the “New Warrants” which were issued as an incentive to the series “A” warrant holders (Note 7a) to exercise their existing warrants during an early exercise period (Note 7b) was treated as a reduction to shareholders equity. For U.S. GAAP purposes, the series “A” share purchase warrants were classified and accounted for as a financial liability when issued. Accordingly, the fair market value of the “New Warrants” which were issued as an incentive to induce conversion of these warrants was recognized as an expense in accordance with SFAS 84: Induced Conversions of Convertible Debt, an amendment of APB Opinion No. 26.

E)	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Effective January 1, 2007 the Company adopted FIN 48. The adoption did not result in any adjustment to opening retained earnings under US GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended December 31, 2004 through 2007.

F)	BUSINESS COMBINATIONS

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact that SFAS 141(R) may have on its financial position, results of operations, and cash flows.

14.	SUBSEQUENT EVENTS

(A)	EQUITY FINANCING

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility, and are available to fund future acquisitions of silver interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (US DOLLARS)

(B)	ACQUISITION OF SILVERSTONE RESOURCES CORP.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone on the basis of each common share of Silverstone being exchanged for 0.185 common shares of Silver Wheaton, resulting in the issuance of approximately 23 million common shares of Silver Wheaton. At the time of the announcement, the total value of the transaction was estimated to be approximately Cdn$190 million, on a fully diluted basis.

Silverstone’s core assets consist of long-term silver agreements with Lundin Mining (high grade copper-zinc-silver Neves-Corvo mine in Portugal) and Capstone Mining (high grade copper-silver-lead-zinc Cozamin mine in Mexico) as well as an agreement to purchase 100% of the gold and silver production from Capstone Mining’s high grade copper-gold-silver Minto mine in Canada. Annualized production is expected to be approximately 2.3 million ounces of silver and 31,000 ounces of gold (approximately 4.5 million silver equivalent ounces) in 2009. The Company does not anticipate that the transaction will result in the assumption of any additional debt.

The transaction is subject to not less than 66 2/3% of the outstanding shares of Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents. The transaction is expected to close by the end of May 2009.

CANADA – HEAD OFFICE SILVER WHEATON CORP. Park Place, Suite 3150 666 Burrard Street Vancouver, BC V6C 2X8 T: 604 684 9648 F: 604 684 3123

TRANSFER AGENT
CIBC MELLON TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States: 800 387 0825
Outside of Canada and the United States: 416 643 5500
Email: inquiries@cibcmellon.com

CAYMAN ISLANDS OFFICE
SILVER WHEATON (CAYMANS) LTD.	AUDITORS
Unit #5 - 201 Governors Square 23 Lime Tree Bay Avenue P.O. Box 1791 George Town, Grand Cayman Cayman Islands KY1-1109	DELOITTE & TOUCHE LLP Vancouver, BC
INVESTOR RELATIONS
STOCK EXCHANGE LISTING Toronto Stock Exchange: SLW New York Stock Exchange: SLW	BRAD KOPP Director, Investor Relations Toll-free: 800 380 8687 Email: info@silverwheaton.com
DIRECTORS Peter Barnes Lawrence Bell John Brough Peter Gillin Douglas Holtby Eduardo Luna, Chairman Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer

RANDY SMALLWOOD
Executive Vice President, Corporate Development

GARY BROWN
Chief Financial Officer

CURT BERNARDI
Vice President, Legal and Corporate Secretary